Mail Stop 3551

February 17, 2009

By Facsimile and U.S. Mail

Mr. Steven A. Burd
Chairman, President and Chief Executive Officer
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, CA   94588-3229

  Re: **Safeway, Inc.**
   Form 10-K for the Fiscal Year Ended December 29, 2007
   Form 10-Q for Fiscal Quarters Ended March 22, 2008,
   June 14, 2008 and September 6, 2008
   File No. 1-00041

Dear Mr. Burd:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

     Sincerely,

     Andrew Mew
     Accounting Branch Chief